Mail Stop 3010

October 7, 2009

John J. Haley
Jupiter Saturn Holding Company
c/o Watson Wyatt Worldwide, Inc.
875 Third Avenue
New York, NY 10022

> **Re: Jupiter Saturn Holding Company**
> **Registration Statement on Form S-4**
> **Filed September 3, 2009**
> **File No. 333-161705**

Dear Mr. Haley:

　　We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with additional information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

　　Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.　　Please revise to provide Items 102, 103, and 304 of Regulation S-K for Towers Perrin. Refer to Item 14 of Form S-4.

Prospectus Cover Page

2.　　Please revise the disclosure to clearly state that neither Towers Perrin shareholders nor Watson Wyatt shareholders will know at the time of the vote the value of the consideration they will receive in the merger, and that Towers Perrin shareholders also will not know the amount of consideration they will receive in the merger.

What will I receive in the merger?, page v

3.   Please revise to clearly state that Towers Perrin shareholders will have no liquidity in the Class B shares they receive in the merger, and that shareholders who are not eligible Class R participants may have no opportunity to elect to receive cash in lieu of the Class B shares of Towers Wyatt.

What You Will Receive in the Merger, page 4

4.   Please revise your disclosure to clearly state how the Class B shares will be allocated. For example, will each shareholder receive equal amounts of Classes B-1, B-2, B-3, and B-4 common stock?

5.   In this section, please provide an explanation for the different treatment of Towers Perrin Shareholders and Watson Wyatt shareholders, since this is a "merger of equals." Discuss why the Towers Perrin shareholders' new shares will be subject to a vesting schedule, whereas the Watson Wyatt shareholders' shares will not.

6.   *Watson Wyatt Security Holders.* Please revise to disclose the effect of the merger on Watson Wyatt DSUs whose performance conditions have not been satisfied or deemed satisfied immediately prior to the effective time.

Type of Consideration to be Received, page 7

7.   Please indicate the percentage of Towers Watson stock you expect to be received by the Class R Participants, assuming an effective date of today and assuming that the class R election will be oversubscribed. We note your disclosure on page 110, which states your belief that the Class R election will be oversubscribed. Please make this same change to the chart on page 104.

Towers Perrin's Reasons for the Merger, page 10
Watson Wyatt's Reasons for the Merger, page 11

8.   Please balance this disclosure with a summary of the risks considered by the respective boards in recommending the merger.

Comparative Historical and Pro Forma Per Share Data, page 21

9.   Please tell us why you have not provided earnings per share data for Towers Perrin. In addition, please disclose the number of Watson Wyatt and Towers Perrin common shares currently outstanding.

10.   Please tell us whether all Towers Perrin shareholders are employees. If there are
        shareholders besides current employees, please explain why you use the repurchase price
        from shareholders who cease to be employees as your valuation method for the Towers
        Perrin stock.

Comparative Value of Securities

Towers Watson Class A and Class B Common Stock, page 22

11.   We note that in your calculation of the Towers Perrin final exchange ratio you divided
        the number of fully diluted Watson Wyatt shares by the total outstanding shares of
        Towers Perrin common stock as of the relevant date, and multiplied the result by 0.9.
        Please tell us, and disclose in your next amendment, the reason for multiplying the result
        by 0.9.

Risk Factors, page 25

12.   Please add a risk factor to discuss the risks related to the fact that, in rendering the
        fairness opinion, Goldman did not take into account the terms and conditions of any
        series of Towers Watson Class B common stock, to the extent they differ from the class
        A common stock, especially since class B common stock is the only type of stock most of
        the Towers Perrin shareholders will receive. Similarly, please discuss the fact that the
        fairness opinion does not address the fairness of any Class R or Class S election.

13.   Please add a risk factor to discuss the risks related to the fact that the combined company
        may not be able to obtain errors and omissions insurance through PCIC. We note your
        related disclosure on page 73 and elsewhere.

The exact consideration to be received in the merger by the Class R Participants…, page 25

14.   Please add to this risk factor disclosure a description of the risks related to the fact that
        the Class R shares may be subject to proration, especially given that you expect the Class
        R election to be oversubscribed (page 110).

15.   We note your risk factor disclosure at the bottom of page 25 relating to the exact
        consideration to be received in the merger by the Class R Participants. Please include a
        similar risk factor, to the extent applicable, relating to the RSU holders. Please include in
        this risk factor the risks related to the fact that RSU holders may receive fewer shares to
        the extent the 10% threshold is crossed (as described on page 102). In addition, please
        address separately any risks specifically applicable to Guaranteed RSU Holders, verses
        non-Guaranteed Holders. For example, based on your disclosure on page 102, it appears
        that to the extent the Guaranteed RSU Holders reach the 10% threshold, the other RSU
        holders may not receive any shares.

Significant transaction costs will be incurred as a result of the merger, page 30

16.   Please revise to quantify the one-time transaction costs that Towers Perrin and Watson Wyatt expect to incur in connection with the merger.

The loss of key employees could damage or result in the loss of client relationships…, page 30

17.   We note your disclosure on page 71 regarding the changes to Towers Perrin's compensation following the effective time, the implication being that the Towers Perrin employees will earn less than they currently do. To put this risk in better context, please disclose whether you expect that the compensation changes will make it more difficult to retain key employees from Towers Perrin.

Both Towers Perrin and Watson Wyatt have material pension liabilities…, page 40

18.   Please quantify the amounts of pension liabilities, as well as the portion of unfunded liabilities, in order to put this risk in context for investors.

The Special Meetings and Proxy Solicitation, page 50

19.   Please tell us why the Towers Perrin shareholders are not entitled to vote on the Towers Watson Incentive Plan.

Background of the Merger, page 57

20.   We note from your first paragraph on page 58 that Watson Wyatt identified "a few possible candidates" for a transformative transaction. Please revise to disclose the number of other candidates and clarify whether the Watson Wyatt board authorized discussions with any candidates other than Towers Perrin. If it did not authorize such discussions, please disclose that fact and explain why it did not.

21.   Please revise your disclosure to clarify at what point and why the board of Towers Perrin decided to pursue the merger, rather than the IPO.

22.   We note your disclosure on page 60 about the mutual confidentiality agreement that was entered into on November 14, 2008. Please disclose whether that agreement contained a "no shop" provision or any other restrictions on either board's ability to solicit other merger options.

23.   We note that the merger consideration to be received by Towers Perrin security holders was addressed by the respective boards and management throughout the negotiations. We also note disclosure on page 58, which states that the parties preliminarily discussed

John J. Haley
Jupiter Saturn Holding Company
c/o Watson Wyatt Worldwide, Inc.
October 7, 2009
Page 5

the concepts behind the need to provide an incentive for certain Towers Perrin shareholders to terminate their employment with Towers Perrin. Please provide additional disclosure regarding negotiations for the Towers Perrin merger consideration, including the rationale for the vesting, forfeiture, transfer and reallocation provisions applicable to those holders.

Financial Terms; Consideration Received; Continued Interest in the Combined Company, page 67

24.   In the second bullet point on the top of page 68, please describe the "other strategic alternatives available to Towers Perrin" and explain why the merger was the best alternative.

Additional Considerations, page 68

25.   Please expand the first bullet point to identify and briefly describe the short-term and long-term interests of Towers Perrin that may have been better served by continued independence.

26.   In the second bullet point, please explain in greater detail why the merger was more feasible and desirable than the IPO.

Potential Negative Factors, page 69

27.   We note that the board considered the potential limited liquidity of shares of Towers Watson Class A common stock. Please revise to clarify whether the board also considered the illiquidity of the Towers Watson Class B common stock and the Towers Watson restricted Class A common stock. If the board did not consider these factors, please explain why it did not.

Recommendation of Watson Wyatt's Board of Directors and Reasons for the Merger, page 71

28.   Please revise the disclosure on page 71 to quantify the expected accretion to diluted earnings per share within three years following the merger. Similarly, disclose the dollar amount of expected improvements in earnings resulting from changes to Towers Perrin's compensation. If the board did not quantify these amounts, please disclose that fact and explain why it did not.

29.   In the first bullet point on the top of page 73, please quantify the amount the combined company expects to incur in order to integrate the companies. If the board did not quantify this amount, please disclose that fact and explain why it did not.

Opinion of Towers Perrin's Financial Advisor, page 74

30.   Please provide us with any analyses, reports, representations or other similar materials provided to or prepared by Goldman Sachs in connection with rendering its fairness opinion. We may have further comment upon receipt of these materials.

31.   We note that Goldman Sachs' opinion is based on the final exchange ratio of Towers Watson Class B common stock. Please tell us how Goldman Sachs analyzed and made a fairness determination based on this ratio when the actual ratio amounts are not currently known.

32.   Refer to the penultimate paragraph on page 82. Please confirm that the only other service Goldman Sachs has recently provided or is currently providing to Towers Perrin is acting as financial advisor in connection with this merger.

33.   Refer to the last paragraph on page 82. Please revise to disclose the portion of Goldman Sachs' $15 million fee that is contingent upon completion of the merger or any other condition. We note that Goldman Sachs' fairness opinion states that the principal portion of its fee is contingent upon consummation of the transaction.

Opinion of Watson Wyatt's Financial Advisor, page 83

34.   Please provide us with any analyses, reports, representations or other similar materials provided to or prepared by BofA Merrill Lynch in connection with rendering its fairness opinion. We may have further comment upon receipt of these materials.

35.   On page 86, please provide a more detailed discussion of how the comparable companies were selected. We note your disclosure on page 87 that no company used in this analysis is identical or directly comparable to Watson Wyatt or Towers Perrin.

Miscellaneous, page 89

36.   We note your disclosure in the third full paragraph on page 90. Please describe in greater detail the other services that BofA Merrill Lynch has provided and is currently providing to Watson Wyatt.

37.   Refer to the first full paragraph on page 90. Please revise to quantify the portion of BofA Merrill Lynch's fee that is contingent upon completion of the merger.

Interests of Towers Perrin's Directors, Executive Officers and Principal Shareholders in the Merger

Other Interests, page 91

38.   Refer to the next-to-last bullet point under this heading. Please tell us whether the number of RSUs disclosed here will include RSUs granted to Guaranteed RSU Holders, as described on page 102.

Interests of Towers Perrin's Directors, Executive Officers and Principal Shareholders in the Merger

Other Interests, page 93

39.   Please provide a more detailed description of the number of shares that will be received in the merger for each outstanding DSU. In addition, please provide a table that shows the number of DSUs currently held by the Watson Wyatt executive officers and the number of Class A common shares of Towers Wyatt that will be issued to each person upon conversion of the DSUs in the merger.

The Merger Agreement, page 99

40.   We note the statement that investors should not rely on the representations and warranties contained in the merger agreement and described in the summary as disclosures regarding any facts and circumstances relating to Towers Perrin. Please tell us why you believe this disclaimer is appropriate or remove the disclaimer from your proxy statement/prospectus.

Conversion of Stock, Stock Options, and Other Awards, page 101

41.   We note that the merger has been structured to ensure that both shareholders and Towers Perrin and shareholders of Watson Wyatt receive 50% of the Class A common stock of Towers Wyatt. Please revise to explain in more detail how you will ensure this result. Please clarify whether there is a fixed number of Towers Wyatt Class A common shares to be issued in the merger, including restricted Class A shares and shares underlying the Towers Wyatt Class B shares. If not, please clarify how you will achieve the 50/50 ownership ratio.

42.   Refer to the third full paragraph on page 102. Please revise to clarify how you determined that the aggregate amount to be received by Guaranteed RSU Holders was $6.55 million.

43.   We note your description on page 102 of how the restricted Class A common stock will be issued. To the extent you need to reduce the number of shares issued to Guaranteed

RSU Holders to stay within the 10% limit, do you intend to do so on a pro-rata basis or by some other method? In addition, please clarify the effect on all remaining RSUs once the 10% cap is reached.

44.   Please expand the disclosure to provide examples that illustrate how the merger consideration will be calculated for each group of stockholders, including the Guaranteed RSU Holders and other holders of Towers Perrin RSUs.

Vesting, Forfeiture, Transfer and Reallocation Provisions Applicable to Towers Watson restricted Class A common stock, page 106

45.   Please describe in greater detail your footnote disclosure on pages 7 and 104 regarding the situation where Towers Perrin shareholders would receive the shares of Towers Watson Class A common stock forfeited by holders of the RSUs. In particular, explain how and why this situation would arise.

The Class R and Class S Election, page 107

46.   Please revise to explain which Towers Perrin shareholders will be Class R Eligible Participants, or provide a cross-reference to the definition if it appears elsewhere in the prospectus.

Conversion into and Redemption of Towers Watson Class R common stock, page 108

47.   At the top of page 109, please revise to disclose the maturity date for the Towers Watson Notes. In addition, please disclose that Towers Perrin will make no payments on the notes until maturity.

Non-Solicitation, page 115

48.   Please clarify on page 116 whether Towers Perrin or Watson Wyatt is obligated to pay a termination fee to the extent either makes an "Adverse Recommendation Change."

Termination Fees; Expenses, page 122

49.   We note that the parties to the merger agreement are bound to certain representations, warranties, covenants or agreements, "subject to certain exceptions." If material, please provide detailed disclosure regarding such exceptions.

Amendment, page 124

50.   Please disclose how you will notify shareholders of any amendments to the merger agreement that do not require stockholder approval.

Material Income Tax Considerations, page 125

51.   Please revise to disclose, if true, that the description of federal income tax consequences is based on the opinion of tax counsel and name counsel. Currently, the disclosure indicates only that receipt of the tax opinions is a condition to the consummation of the merger. We also note, however, that you intend to file tax opinions as an exhibit to the registration statement.

Directors and Executive Officers of Towers Watson After the Merger, page 135

52.   We note your disclosure regarding the individuals who are expected to be named executive officers of Towers Watson. Please provide Regulation S-K Item 404 disclosure for these individuals, in accordance with Item 18(a)(7) of Form S-4, or confirm that there are no related party transactions to report.

Unaudited Pro Forma Condensed Combined Financial Statements, page 184

2. Professional Consultants Insurance Company, Inc., page 189

53.   We note from your disclosure that you will account for the acquisition of control over PCIC as a step acquisition in accordance with SFAS 141(R). Please describe the resulting adjustment in a lettered note to the pro forma adjustments to the Unaudited Pro Forma Condensed Combined Balance Sheet on page 187.

4. Calculation of Estimated Consideration Transferred to Towers Perrin …, page 192

54.   We note that you've used the closing price of Watson Wyatt's stock on August 31, 2009 as the per share value in your calculation of the Aggregate fair value of the Holding Company common stock issue. Please tell us whether or not you considered discounting this per share value as the shares to be issued to the Towers Perrin shareholders will have various restrictions that are not accounted for in the trading value of Watson Wyatt's publicly traded shares.

4. Calculation of Estimated Consideration Transferred to Towers Perrin Security Holders and Preliminary Allocation of Merger Consideration to Net Assets Acquired, page 190

55.   Please tell us when you anticipate making a determination as to the fair value of Towers Perrin's fixed assets and confirm to us that you will update the purchase price allocation on page 192 and pro forma financial statements when such determination is made.

Towers Perrin's Management Discussion and Analysis of Financial Condition and Results of Operations, page 195

56.   Please revise your overview to add a discussion of management's perspective on the business and provide an executive level overview of the company to provide context for the remainder of the MD&A discussion. Please address the risks and challenges facing the company and how management is dealing with these issues. Also discuss the performance indicators (financial and non-financial) that management uses to manage or assess your business and that would be important to investors. Refer to Release 33-8350 on our website at www.sec.gov.

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007, page 203

57.   We note from your consolidated statements of cash flows that you recognized an $8.2 million loss on derivatives during 2008. Please incorporate a discussion of this loss in your next amendment.

Liquidity and Capital Resources, page 209

Cash Provided by (Used in) Operating Activities, page 209

58.   Please revise to discuss the factors that led to the significant fluctuations in accounts receivable during 2007 and 2008.

Risk Management, page 212

59.   Please quantify your IBNR liability, and to the extent material, provide a rollforward of the liability in the notes to your financial statements for all periods presented.

Towers Perrin Consolidated Financial Statements, page FS-1

60.   Please include Schedule II – Valuation and Qualifying Accounts as prescribed by Rule 5-04 of Regulation S-X for your allowance for doubtful accounts in your next amendment.

Consolidated Statements of Operations, page FS-3

61.   Please revise to present consulting service and product revenue separately in accordance with Rule 5-03.1 of Regulation S-X.

Notes to the Consolidated Financial Statements, page FS-7

62.   Please provide the segment information required by ASC 280-10-50-21 through 280-10-
        50-31 to the extent applicable. At a minimum, please provide the entity-wide
        information required by ASC 280-10-50-41.

(12) Income Taxes, page FS-33

63.   We note that Income tax expense for the year ended December 31, 2008 differed
        significantly from the amount computed by applying the U.S. federal income tax rate in
        part because of Legal entity restructuring, which appears to have generated income tax
        expense of approximately $17 million. Please provide us with the details of this
        restructuring and tell us how it created this tax liability.

(8) Income Taxes, page FS-55

64.   We note from your disclosure that Towers Perrin anticipates repatriating current and
        future earnings from its Canadian subsidiary. Please clarify whether Towers Perrin has
        additional unrepatriated earnings as of June 30, 2009 related to this subsidiary which it
        intends to repatriate pursuant to its new cash management strategies, and if so, please
        disclose the amount of such earnings and the anticipated tax impact.

Item 22. Undertakings, page II-1

65.   Please revise to include the undertakings required by Items 512(a)(5) and 512(a)(6) of
        Regulation S-K. Alternatively, tell us why you believe the undertakings are not
        applicable.

Exhibits

66.   Please file all required exhibits as promptly as possible. If you are not in a position to file
        your legal and tax opinions with the next amendment, please provide a draft copy for us
        to review.   In addition, please provide us with the forms of your proxy cards.

                                    *   *   *

        As appropriate, please amend your registration statement in response to these comments.
You may wish to provide us with marked copies of the amendment to expedite our review.
Please furnish a cover letter with your amendment that keys your responses to our comments and
provides any requested supplemental information. Detailed cover letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

John J. Haley
Jupiter Saturn Holding Company
c/o Watson Wyatt Worldwide, Inc.
October 7, 2009
Page 13

You may contact Eric McPhee at (202) 551-3693 or Kristi Marrone at (202) 551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Angela McHale at (202) 551-3402 with any other questions. If you require further assistance you may contact me at (202) 551-3785.

Sincerely,

Karen J. Garnett
Assistant Director

cc: Via Facsimile
         Stephen I. Glover